SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                        GAS NATURAL DEL CENTRO S.A.E.S.P.

                         ..............................
                            (Name of foreign company)

                               NORAM ENERGY CORP.

                          .............................
    (Name of filing company, if filed on behalf of a foreign utility company)


Item 1

         The name of the entity claiming foreign utility company status is Gas Natural del Centro S.A.E.S.P., a Colombian corporation (the "Company"), the business address of which is Edificio Banco Cafetero Oficina 1003, Manizales, Caldas, Colombia. The Company will provide natural gas to residential and industrial customers through pipelines it will be building in the Colombian State of Caldas.

         Based on currently available information, the following is a summary description of the facilities to be used by the Company for the distribution of natural gas:

                  The Company expects by the end of year 1997 to have 40,202 meters of pipeline with eight regulator stations in the State of Caldas and will serve a total of 1,833 customers.

         Based on the most recent data available, the following own five percent or more of any class of voting securities of the Company:

                  Gas Nacol                                            29.00%
                  NorAm Latin America, Inc.                            16.00
                  Terpel del Centro S.A.                               11.85
                  Empresas Publicas Manizales                          11.85
                  Forecal                                              11.85
                  Corporacion Financiera de Caldas                      9.16
Item 2

         The name of the domestic associate public-utility company is NorAm Energy Corp., a Delaware corporation ("NorAm"). NorAm Latin America, Inc. is a Delaware corporation and is a wholly owned subsidiary of NorAm. No portion of the purchase price for the shares owned in the Company was paid by NorAm.

                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                     NORAM ENERGY CORP.


                                     By:
                                     /s/Hubert Gentry, Jr.
                                     Senior Vice President and General Counsel



Date:  August 1, 1997